RESULTS OF THE FUNDS' SPECIAL SHAREHOLDER MEETING

On December 21, 2017, the Funds held a special shareholder
meeting to consider a vote on a new investment advisory agreement between each Fund and its investment adviser, Tortoise Capital
Advisors, L.L.C. (“the “Adviser”). Each Fund’s shareholders
voted to approve the new investment advisory agreement between the Fund and the Adviser. The current investment advisory
agreement for each Fund will terminate upon the closing of the proposed change in ownership of the parent company of the
Adviser (the “Transaction”) which is expected to occur by the end of the first calendar quarter of 2018. The proposed new
investment advisory agreement for each Fund is substantially identical to its current investment advisory agreement, except for the effective dates and the termination dates, and would simply continue the relationship between each Fund and the
Adviser. The Transaction is not expected to result in any change in the day-to-day portfolio management, investment objectives and policies or investment processes of the Funds.

All Fund shareholders of record at the close of business on
October 17, 2017, were entitled to vote.

As of the record date the MLP & Pipeline Fund had 241,880,489 shares outstanding and the Select Opportunity Fund had
6,143,236 shares outstanding. Of the 156,889,510 MLP & Pipeline
Fund shares present in person or by Proxy at the meeting
December 21, 2017: 156,103,405 shares or 99.50% voted in favor of the proposals, 361,377 voted against and 424,728 shares
abstained from voting. Of the 5,614,127 Select Opportunity Fund shares present in person or by Proxy at the meeting
December 21, 2017: 5,605,066 shares or 99.84% voted in favor of the proposals, 7,608 voted against and 1,453 shares abstained from voting. Accordingly, the proposals were approved.

As of the record date the North American Pipeline Fund had
2,900,000 shares outstanding and the Water Fund had 100,000
shares outstanding. Of the 1,476,475 North American Pipeline
Fund shares present in person or by Proxy at the meeting
December 21, 2017: 1,362,655 shares or 92.29% voted in favor of the proposals, 17,842 voted against and 30,138 shares abstained from voting. Of the 53,135 Water Fund shares present in person or by
Proxy at the meeting December 21, 2017: 43,936 shares or 82.69%
voted in favor of the proposals, 0 voted against and 9,199 shares abstained from voting. Accordingly, the proposals were approved.

As of the record date the VIP MLP & Pipeline Portfolio had
792,043 shares outstanding. Of the 777,354 shares present
in person or by Proxy at the meeting December 21, 2017: 729,346 shares or 93.82% voted in favor of the proposals, 41,265
voted against and 6,744 shares abstained from voting.
Accordingly, the proposals were approved.